

SOBER SIDEKICK
NEVER ALONE

Jake Foerster · 2nd

Co-Founder at Sidekick Mobile Technologies
Los Angeles, California, United States · Contact info

64 connections

 1 mutual connection: Kate Lynn

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Sidekick Mobile Technologies

Activity
64 followers

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Experience

Co-Founder
Sidekick Mobile Technologies · Full-time
Jan 2021 - Present · 1 yr 6 mos

Director Of Marketing And Business Development
Safe Harbor Treatment Center · Full-time
Jul 2020 - Sep 2020 · 3 mos
Costa Mesa, California, United States

Skills: New Business Development · Process Improvement · Communication

Community Relations Manager
All Points North Lodge · Full-time
Aug 2019 - Jul 2020 · 1 yr
Edwards, Colorado, United States

Skills: Sales Operations · New Business Development

Business Development and Admissions
Restore Health + Wellness Center · Full-time
Aug 2018 - Aug 2019 · 1 yr 1 mo
Los Angeles, California, United States

Skills

Sales Operations

 Community Relations Manager at All Points North Lodge

New Business Development

2 experiences across Safe Harbor Treatment Center and 1 other company

Process Improvement

Director Of Marketing And Business Development at Safe Harbor Treatment Center

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Interests

Influencers   Companies

 **Christal M. Jackson** 🔗 · 3rd
Impact and Equity Architect
424,190 followers

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